Exhibit 1

FOR IMMEDIATE RELEASE	20 February 2017

WPP PLC (“WPP”)

Ogilvy & Mather acquires stake in Eightytwenty in Ireland

WPP announces that its wholly-owned marketing communications network, Ogilvy & Mather, has acquired a stake in its digital partner in Ireland, Eightytwenty Customer Experience Limited (“Eightytwenty”), market leader in the Irish digital communications industry.

Dublin-based Eightytwenty employs over 30 people and has developed a bespoke model that combines creative, data, performance media and technology to design and deliver campaign narratives across the entire customer journey.

Ogilvy & Mather and Eightytwenty have been working together since 2015. This acquisition will bring new capabilities in creative, digital performance and technology to Ogilvy & Mather’s local and international clients.

WPP’s digital revenues were over US$7 billion in 2015, representing 37% of total Group revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In Ireland, WPP companies (including associates) generate revenues of nearly US$75 million and employ over 500 people.

Contact:

Feona McEwan, WPP                                                                      +44(0) 207 408 2204

Chris Wade, WPP